FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER, 2006

MADISON MINERALS INC. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.   Madison Minerals Inc. BC FORM 53-901F, Material Change Report,
2.   Madison Minerals Inc. News Release Dated October 13, 2006,
3.   Madison Minerals Inc. News Release Dated October 20, 2006,
4.   Madison Minerals Inc. BC FORM 53-901F, Material Change Report,
5.   Madison Minerals Inc. News Release Dated October 26, 2006,
6.   Madison Minerals Inc. BC FORM 53-901F, Material Change Report,
7.   Madison Minerals Inc. News Release Dated October 26, 2006,

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No __X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: November 7, 2006   By:___ *"James G. Stewart"*___
                                                    James G. Stewart

                                            Its:___ Secretary_____
                                                        (Title)

Madison Minerals Inc.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

November 7, 2006

SECURITIES AND EXCHANGE COMMISSION   **VIA EDGAR**

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE: Madison Minerals Inc. - (File #0-29250)
Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

"James G. Stewart"

per: James G. Stewart
Secretary

Enclosures

cc: Standard & Poor's Corporation (w. 3 copies)
OTCBB Filings, Attention: Pam Morris
Miller Thomson, Attention: Rupert Legge

This is the form of material change report required under Section 85(1) of the *Securities Act* and section 151 of the *Securities Rules*.


BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and in an envelope marked "Confidential - Attention: Supervisor, Financial Reporting".

Item 1.   Reporting Issuer

Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.   Date of Material Change

October 13, 2006

Item 3.   Press Release

October 13, 2006, Vancouver, B.C.

Item 4.   Summary of Material Change

Private placement announced September 13, 2006 closes.

Item 5.   Full Description of Material Change

See attached news release.

Item 6.   Reliance on Section 85(2) of the Act

Not applicable.

Item 7.   Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.   Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at 604-331-8772

Item 9.   Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13th day of October 2006.

MADISON MINERALS INC.

By: _____
           Secretary
           (Official Capacity)
           J.G. Stewart
           (Please print here name of individual
            whose signature appears above.)

MADISON

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

MINERALS INC.

Tel: (604) 331-8772   **Fax**: (604) 331-8773   **E-mail**: info@madisonminerals.com

October 13, 2006

Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

MADISON CLOSES $5,355,000 PRIVATE PLACEMENT

Further to its news release dated September 13, 2006 **Madison Minerals Inc.** ("Madison") (TSX-V: MMR, OTC/BB: MMRSF) is pleased to report that it has closed the private placement of 6,300,000 units at a price of $0.85 per unit to generate gross proceeds of $5,355,000.00. The funds will be used primarily for the next phase of work on Madison's Lewis Property, Nevada and for funding working capital. Each unit consists of one share and one half share purchase warrant; every whole warrant entitling the purchase of one additional share of Madison at a price of $1.20 per share until October 11, 2008. Four month following the closing and until the expiry date of the warrants, if the weighted average trading price of Madison's shares exceeds $2.40 for 15 consecutive trading days, Madison may, within 30 days of such 15 consecutive trading day period, provide notice that the warrants will expire 30 days following the provision of such notice.

Bolder Investment Partners, Ltd. assisted Madison in the placement of 1,707,000 units and received a commission of 7% of $1,450,950.00 and a broker's warrant entitling the purchase of up to 170,700 shares on the same terms as the warrants included in the units.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on February 12, 2007.

To find out more about **Madison Minerals Inc.** (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

   "Chet Idziszek"
Chet Idziszek, President

MADISON

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

MINERALS INC.

Tel: (604) 331-8772   **Fax**: (604) 331-8773   **E-mail**: info@madisonminerals.com

October 20, 2006

Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

MADISON GRANTS INCENTIVE STOCK OPTIONS

Madison Minerals Inc. ("Madison") (TSX-V: MMR, OTC/BB: MMRSF) announces that it has granted incentive stock options entitling the purchase of up to 1,837,616 shares of Madison at a price of $1.10 per share, exercisable until October 20, 2011. The grant of these options is subject to regulatory approval.

To find out more about **Madison Minerals Inc.** (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

____*"Chet Idziszek"*_____
Chet Idziszek, President

This is the form of material change report required under Section 85(1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and in an envelope marked "Confidential - Attention: Supervisor, Financial Reporting".

Item 1.   Reporting Issuer

Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.   Date of Material Change

October 26, 2006

Item 3.   Press Release

October 26, 2006, Vancouver, B.C.

Item 4.   Summary of Material Change

New director appointed and advisory board established.

Item 5.   Full Description of Material Change

See attached news release.

Item 6.   Reliance on Section 85(2) of the Act

Not applicable.

Item 7.   Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.   Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at 604-331-8772

Item 9.   Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 26th day of October 2006.

MADISON MINERALS INC.

By: ***"J. G. Stewart"***
        Secretary
        (Official Capacity)
        J.G. Stewart
        (Please print here name of individual
         whose signature appears above.)

MADISON

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

MINERALS INC.

Tel: (604) 331-8772   **Fax**: (604) 331-8773   **E-mail**: info@madisonminerals.com

October 26, 2006

Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

NEW DIRECTOR AND ADVISORY BOARD APPOINTED

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that Martha Deacon has joined Madison's Board of Directors. Ms. Deacon, is the co-founder and the Chief Executive Officer of The Townships Project, an international charitable organisation that provides micro-financing in South Africa. Between 1994 and 1998, Ms. Deacon founded and was the Chief Executive Officer of P1 Parking Systems Inc., which was purchased by Imperial Parking Limited in 1998.   From 1986 to 1994, Ms. Deacon was the Vice-President of Corporate Finance and a Director of BZW Canada Limited and its predecessor firms. Before becoming an investment banker, Ms. Deacon was a solicitor with the Toronto law firm of Fraser & Beatty.

Madison is also pleased to report that it has established an Advisory Board comprised of Dr. Donald Kohls, Henry Ewanchuk, P.Eng. and Edward Yurkowski, P.Eng. Dr. Kohls has been a director of Madison since 1993 and has now resigned that position, but will continue his involvement with Madison as a member of the Advisory Board.

Mr. Ewanchuk has had a long and successful career in exploration and mine development in Canada.   In the past he has held numerous executive positions with public exploration and mining companies including Imperial Metals Corporation, Mascot Gold Mines Limited and E&B Explorations Inc.

Mr. Yurkowski is president of Procon Mining and Tunnelling Ltd., a Vancouver based full service mining contractor with operations in North America and other continents.   He also serves on the Board of Directors of Imperial Metals Corporation.

To find out more about **Madison Minerals Inc.** (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

   "Chet Idziszek"
Chet Idziszek, President

This is the form of material change report required under Section 85(1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and in an envelope marked "Confidential - Attention: Supervisor, Financial Reporting".

Item 1.   Reporting Issuer

Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.   Date of Material Change

October 26, 2006

Item 3.   Press Release

October 26, 2006, Vancouver, B.C.

Item 4.   Summary of Material Change

Drilling results for the Mt. Kare Property.

Item 5.   Full Description of Material Change

See attached news release.

Item 6.   Reliance on Section 85(2) of the Act

Not applicable

Item 7.   Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.   Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at 604-331-8772

Item 9.   Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 27th day of October 2006.

MADISON MINERALS INC.

By: ***"J. G. Stewart"***
         Secretary
         (Official Capacity)
         J.G. Stewart
         (Please print here name of individual
          whose signature appears above.)

MADISON

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

MINERALS INC.

Tel: (604) 331-8772   **Fax**: (604) 331-8773   **E-mail**: info@madisonminerals.com

October 26, 2006

Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

ADDITIONAL DRILL RESULTS FROM MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. ("Buffalo") of additional drilling results from Buffalo's 2006 exploration program on Madison's Mt. Kare Property in Papua New Guinea. In a release issued today, Buffalo reported:

"assay results for drilling at the Western Roscoelite Zone has highlighted additional high-grade intercepts, including:

- **59.1 metres of 10.1 g/t gold in hole MK06-11**
  - **Including 29.0 meters of 17.1 g/t gold**
- **16.4 metres of 9.4 g/t gold in hole MK06-66**
  - **Including 9.2 metres of 14.8 g/t gold**

Hole MK06-66 is the most north-easterly hole reported by Buffalo to date, being situated in the North-Western Roscoelite Zone along trend to the Red Hill anomaly. Buffalo is very encouraged to see significant mineralization continuing along this trend, and has additional exploration holes planned to the northeast and at Red Hill.

Hole MK06-11 is located in the southeast portion of the South-Western Roscoelite Zone and represents the longest and highest grade intersection drilled by Buffalo in that area.

A summary of new drill intersections can be found below in Table 1., and a map of drill hole locations is posted on Buffalo's website, www.buffalogold.ca.

WRZ Infill Program completed, Additional Drilling to Continue

Buffalo has now completed its previously announced infill diamond drill program that targeted the Western Roscoelite zone (WRZ).   The remaining assays from this program are expected to be received by the end of the year, and all results will be used in the Pre-feasibility Study that is due for completion in July 2007.

Following the success of the infill program at the WRZ, Buffalo is now moving to drill test additional objectives both in the vicinity of known mineralization and new exploration target areas. This phase of the drill program will occur between now and March 2007.

The 2006/2007 drill program will continue to drill closely spaced holes in areas of known mineralization to increase the level of confidence in the data and test extents of mineralization. The

data will be used in a new resource calculation, and will include results from the drilling at the WRZ, Black Zone, Central Zone and C9 Zone of the Mt. Kare property.

Magnetic Anomalies Provide Drill Targets outside of Mt. Kare Resource Area

The mineralization at the Mt. Kare property and Barrick's adjacent Porgera mine property is associated with a number of magnetic anomalies related to intrusions controlled by major structures. Numerous features outside of the main Mt. Kare resource area can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as high priority exploration targets:

North Anomaly - lies completely outside of the known resource, directly north of the North Western Roscoelite Zone where recent drilling returned assay results of 30.0 metres at 19.2 g/t gold in hole MK06-58, and other outstanding results (see prior Buffalo News Releases).

Red Hill - situated north-east of the North Western Roscoelite Zone of the Mt. Kare deposit along the Porgera Transfer Structure, with an outcropping intrusive and associated brecciation, alteration and current artisanal gold workings.

Lubu Creek - lies approximately 7 kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold. Previous sampling located mineralised float samples with values up to 500 g/t gold. Currently, Buffalo is undertaking a stream sediment sampling program at the Lubu Creek area to define anomalies and drill targets. This represents Buffalo's first surface exploration program outside of the previously identified ore zone areas.

Pinuni Creek – sits along the Porgera Transfer Structure, covered by gold bearing colluvium with historic artisanal gold workings, and has several associated magnetic anomalies.

Trenching delineates gold zone – drill testing to follow

Buffalo's exploration team has further delineated the gold zone in the vicinity of the Mt. Kare base camp. "Luke's Zone" has been tested by trenching and returned very encouraging results, including:

- **39 metres at 2.4 g/t Au**
  - **Including 17 metres at 3.26 g/t Au**
- **12 metres at 2.8 g/t Au (incomplete)**

Buffalo plans to drill test this area as part of the exploration drill program.

In addition to the many magnetic and surface anomalies on the Mt. Kare property, Buffalo is planning to drill test its new 100%-owned license area (EL 1427) which is adjacent to the Mt. Kare property.

"*We are very keen to test the many anomalies outside of the main resource zone at the Mt. Kare site, as well as our adjoining 100% owned property*," commented Buffalo CEO Damien Reynolds. "*We believe that these areas*

have potential for significant additional mineralization which could help us expand the resources at the Mt. Kare project."

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from September 21, 2006 to October 23, 2006					
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-10	28.0	32.0	4.0	2.9	PENDING
MK06-11	55.0	114.1	**59.1**	**10.1**	PENDING
Including	55.0	84.0	**29.0**	**17.1**	PENDING
MK06-26	No significant intersections				PENDING
MK06-44	173.0	196.0	23.0	2.39	PENDING
MK06-48	0.0	54.8	54.8	1.27	PENDING
MK06-64	No significant intersections				PENDING
MK06-65	3.7	18.5	14.8	3.74	PENDING
MK06-66	83.75	100.15	**16.4**	**9.4**	PENDING
Including	91.0	100.15	**9.15**	**14.8**	PENDING
MK06-67	163	200	37.0	0.71	PENDING
Including	179.0	186.0	7.0	1.35	PENDING

*Holes are not drilled in numerical or sequential order.

True widths from the drill intersections have not yet been estimated. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo, is the qualified person for the Mt. Kare project and has approved the contents of this news release."

To find out more about **Madison Minerals Inc.** (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

  "Chet Idziszek"
Chet Idziszek, President

ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS "INFERRED RESOURCE", THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY'S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000-29250. THE COMPANY'S FILINGS ARE AVAILABLE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML. THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.